October 22, 2020

VIA CORRESPONDENCE

Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Opera Limited
Form 20-F for the Fiscal Year Ended December 31, 2019
Filed April 30, 2020
File No. 001-38588

Dear Mr. Krikorian and Mr. Rohn:

This letter supplements certain responses provided to the staff in a letter dated August 17, 2020 from Opera Limited (the “Company”), which were in response to comments contained in the letter dated July 9, 2020 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the staff’s letter and the Company’s supplemental responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2019

Consolidated Statements of Operations, page F-3

1.

We note that you have presented expense line items that are expenses by nature and other expense line items that are expenses by function. Please revise your presentation of expenses to present them either by nature or by function. Refer to IAS 1.99.

While we believe that the mixed approach adopted for classification of expenses was acceptable under IFRS, as substantiated in the response letter dated August 17, 2020, we recognize, based on discussions with representatives of the SEC on the 15th and 28th of September, that the SEC firmly believes that the Company should adopt a consistent approach in the annual consolidated financial statements for the year ending on December 31, 2020, and classify expenses either based on their nature or function. We understand and appreciate the basis for the SEC’s view and intend to adopt a consistent approach for classifying expenses in the statement of operations for 2020. Based on historical and industry factors and the nature of the entity, we intend to classify all expenses based on their nature. In adopting this approach, expenses in comparative periods, which were classified as cost of revenue in the annual consolidated financial statements for the year ended December 31, 2019, will be reclassified based on their nature.

Below is an illustration of the line items, sub-totals, and totals that we expect would be included in the statement of operations for 2019 if all expenses were classified based on their nature. We note that the line items to be included in the statement of operations for 2020 depends on factors that are to be assessed when preparing the financial statements, including frequency, potential for gain or loss, predictability, and materiality. We do not intend to amend the sub-totals and totals or introduce new sub-totals and totals compared to those included in the statement of operations for 2019.

Revenue
Other income

Operating expenses
Technology and platform fees
Content cost
Cost of inventory sold
Personnel expenses including share-based remuneration
Marketing and distribution expenses
Credit loss expense on loans to customers*
Credit loss expense on other loans and receivables*
Depreciation and amortization
Other expenses
Restructuring costs
Total operating expenses

Operating profit

Share of net income (loss) of associates and joint ventures
Change in fair value of preferred shares in associates

Net finance income (expense)
Finance income
Finance expense
Net foreign exchange gain (loss)
Net finance income (expense)

Net income before income taxes
Income tax (expense) benefit
Net income

* Please refer to our response to comment 2 below for further explanation of the line items relevant for credit loss expenses. As outlined there, in the annual consolidated financial statements for the year ending December 31, 2020, “Credit loss expense on loans to customers” will be a component of profit or loss from discontinued operations in the statement of operations and disclosed separately in the notes in accordance with IFRS 5. Only “Credit loss expense on other loans and receivables” will remain and we intend to use the caption “Credit loss expense” for this line item.

2.

Your Statement of Operations includes the line item, Other changes in fair value of loans to customers. Based on your disclosure in Note 5 on page F-29, it appears that this line item includes amounts only resulting from credit losses. Please revise the caption of this line item to provide a more clear description of the nature of the items included in the line item. Refer to IAS 1.55A(b).

As outlined in the response letter dated August 17, 2020, loans to customers were measured at fair value through the statement of operations, and we believe that the adopted approach for disaggregating changes in fair value of loans to customers on the face of the statement of operations into interest income and other changes in fair value is acceptable under IFRS. While the amount for other changes in fair value of loans to customers predominantly was driven by realized and expected cash shortfalls, we determined that IFRS requires the measure of other changes in fair value to be presented separately from impairment (credit) losses on financial assets measured at amortized cost. Still, we acknowledge that the caption for the line item could be changed to better reflect the underlying nature of the expense.

As discussed with representatives of the SEC in meetings on the 15th and 28th of September, we intend to amend the caption from “Other changes in fair value of loans to customers” to “Credit loss expense on loans to customers”. However, as the Company has completed a transaction in August 2020 resulting in the loss of control over the microlending business, which at the time comprised the fintech operating segment and represented a separate major line of business, the expense item for credit loss expense on loans to customers will be re-presented and included as a component of profit or loss from discontinued operations in the statement of operations for 2020, and be disclosed separately only in the notes to the financial statements in accordance with IFRS 5. The line item for credit loss expense on loans and receivables measured at amortized cost will remain on the face of the statement of operations, labelled as “Credit loss expense”.

* * *

If you have any additional questions or comments regarding the 2019 Form 20-F, please contact the undersigned at +47 975 66 930 or our U.S. counsel, Ben James of Kirkland & Ellis, at +852 3761-3412.

Very truly yours,

By:	/s/ Frode Jacobsen
Name: Frode Jacobsen
Title: Chief Financial Officer

cc:	David T. Zhang, Esq., Kirkland & Ellis
Ben James, Esq., Kirkland & Ellis
Dave Vijfvinkel, KPMG AS